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                                                      Filed by Viant Corporation
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                              Subject Company: Viant Corporation
                                                   Commission File No. 333-90800

     On August 8, 2002, the following press release was jointly issued by divine, inc. and Viant Corporation:

                                                                  VIANT CONTACT:

                                                               M. Dwayne Nesmith
                                                                    617 531-3700

                                                                DIVINE CONTACTS:

                                       Individual investors - Brenda Lee Johnson
                                                                    773 394-6873
                                      Media inquiries - Susan Burke/Anne Schmitt
                                                               773 394-6746/6827




         VIANT SATISFIES CONDITION FOR RECEIVING ADDITIONAL $1.1 MILLION
                      IN PENDING MERGER WITH DIVINE, INC.;
             RECORD DATE OF JULY 25TH SET FOR VIANT SPECIAL MEETING

         BOSTON, MA, August 8, 2002 -- Viant Corporation (Nasdaq: VIAN), a provider of digital business solutions, and divine, inc. (Nasdaq: DVIN), a leading provider of solutions for the extended enterprise, announced today that, pursuant to the revised terms of their pending merger, the value of divine Class A common stock to be issued to Viant stockholders upon consummation of the merger has been increased to $8,600,000 from the original value of $7,500,000, as was previously announced on July 23, 2002 ("DIVINE AND VIANT ANNOUNCE MODIFICATION OF TERMS OF PENDING ACQUISITION"). The $1,100,000 increase in merger consideration was the result of Viant's satisfaction of a condition that removed a future insurance payment obligation on behalf of divine.

         The aggregate number of shares of divine Class A common stock to be issued in the merger will equal $8,600,000, divided by the average trading price of divine Class A common stock, but in no event will divine issue more than 19.99% of its outstanding common stock in the transaction. The average trading price for the divine Class A common stock will be equal to the volume weighted average price for the 10-day trading period ending two days prior to the closing of the merger, but the per share average

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trading price for this calculation will not be less than $2.0325 or greater than
$2.9675.

         If the total number of shares of Class A common stock that divine would be required to issue under the revised terms of the merger is greater than 19.99% of divine's outstanding common stock on the closing date of the merger, any portion of the additional $1,100,000 that divine is unable to deliver in shares of its common stock will be added to Viant's $72.5 million cash distribution.

         "Viant is pleased to be able to deliver this additional value to shareholders," said Bob Gett, Viant Chairman and Chief Executive Officer. Added divine Chairman and Chief Executive Officer Andrew "Flip" Filipowski, "We look forward to closing the deal and to quickly integrating the companies in the interests of providing the most competitive and compelling set of solutions to our customers."

         The required Viant special meeting of stockholders is expected to be held in mid-September. The record date for the special meeting is July 25, 2002.

ABOUT VIANT CORPORATION

         Viant (Nasdaq: VIAN), a professional services organization providing digital business solutions, applies industry insight and technology understanding to help clients leverage assets for better business performance. Founded in 1996, Viant employs professionals from the creative, technology and strategy disciplines and maintains offices in Boston, Los Angeles and New York. More information about Viant can be found at HTTP://www.viant.com/.

ABOUT DIVINE, INC.

         divine, inc. (Nasdaq: DVIN) is focused on extended enterprise solutions. Through professional services, software services and managed services, divine extends business systems beyond the edge of the enterprise throughout the entire value chain, including


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suppliers, partners and customers. divine offers single-point accountability for end-to-end solutions that enhance profitability through increased revenue, productivity, and customer loyalty. The company provides expertise in collaboration, interaction, web services and knowledge solutions that enlighten, empower and extend enterprise systems.

         Founded in 1999, divine focuses on Global 5000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 20,000 customers. For more information, visit the company's Web site at http://www.divine.com/.

Viant is a registered trademark of Viant Corporation. divine is a registered trademark of divine, inc. All other company names and products are trademarks or registered trademarks of their respective companies.

ADDITIONAL INFORMATION: DIVINE HAS FILED A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION. VIANT PLANS TO MAIL A PROXY STATEMENT/ PROSPECTUS TO VIANT'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT AND THE AMENDED PROXY STATEMENT/PROSPECTUS FOR THE MERGER CAREFULLY WHEN THEY ARE AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT, THE PROPOSED TRANSACTION AND RELATED MATTERS. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

Viant, and its directors, officers and other regular employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Viant with respect to the transactions contemplated by the merger agreement. Information regarding Viant's directors, officers and other regular employees is included and/or incorporated by reference in the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC on June 19, 2002 and will also be included in the amended proxy statement/prospectus when it is available.


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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this news release that are forward-looking are based on current expectations about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of uncertainties and risks, and divine's actual results, performance, prospects or opportunities in 2002 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements.

The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that Viant's business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; divine's ability to expand its customer base and achieve and maintain profitability; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks; increasing competition from other providers of software solutions and professional services; the extent to which customers want to purchase software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; divine's ability to become cash flow positive before it depletes its cash reserves or becomes insolvent; divine's ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement filed by divine with the SEC relating to this transaction. For further information about risks, uncertainties and contingencies relating to divine and Viant and their respective businesses, please review their most recent respective Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, divine undertakes no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.


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